UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*


                              TRAILER BRIDGE, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    892782103
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                                 (CUSIP Number)

                    William G. Gotimer, Jr., General Counsel
                              Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, Florida 32226
                                 (904) 751-7100
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 21, 2005
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 892782103


================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           F. Duffield Meyercord
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS*

           Not Applicable.
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                                  7   SOLE VOTING POWER
        NUMBER OF
                                      630,000
          SHARES                ------------------------------------------------
                                  8   SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY               ------------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
           EACH
                                      630,000
        REPORTING               ------------------------------------------------
                                 10   SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
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  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           630,000
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  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]

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  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.4%
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  14       TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

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

CUSIP No. 892782103


Item 1.  Security and Issuer

         This Amendment No. 2 to Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer"):

                           Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, FL 32226


Item 2.  Identity and Background

         This Amendment No. 2 to Schedule 13D is filed on behalf of F. Duffield Meyercord, whose address is 1163 Shrewsberry Avenue, Shrewsbury, New Jersey 07702-4321. On July 27, 2005, Mr. Meyercord resigned his position as a director of Trailer Bridge, Inc.

         Mr.Meyercord is a partner of Carl Marks Consulting Group LLC, a full service professional advisory firm dedicated to assisting private and public companies increase profitability and shareholder value.

         During the last five years, Mr. Meyercord has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Meyercord has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

         Mr. Meyercord is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction.

         On July 21, 2005, John McCown exercised his option to acquire 314,000 shares of common stock held by the Estate of Malcom P. McLean at a price of $0.95 per share, resulting in the transfer by the Estate of 314,000 shares to Mr. McCown. Mr. Meyercord has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

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CUSIP No. 892782103


         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a) and (b)   Mr. Meyercord beneficially owns an aggregate of
         630,000 shares of the Common Stock, constituting approximately 5.4% of the 11,767,588 shares outstanding as of June 30, 2005. Such Common Stock consists of the following:

                                (i) 2,000 shares (constituting less than 1% of the total number of shares outstanding) are owned beneficially by Mr. Meyercord. Mr. Meyercord has sole dispositive and voting power over such shares.

                                (ii) 628,000 shares (approximately 5.3% of the total number of shares outstanding) are held by the Estate of Malcom P. McLean and may be deemed beneficially owned by Mr. Meyercord, who is the executor of the Estate with sole voting and investment power with respect to the shares. All of these shares are subject to an option in favor of John McCown described below.

                  (c) During the 60 day period ended as of the date hereof, the only transactions in the Common Stock effected by the Reporting Person consisted of the transfer pursuant to the option exercise by John McCown described above.

                  (d) Any dividends on the 628,000 shares of the Common Stock (constituting 5.3% of the total number of shares outstanding) owned by the McLean estate and the proceeds of the sale thereof will be paid to the McLean estate or a related testamentary trust. No other persons have the right to receive or the power to direct the receipt of dividends on the shares of the Common Stock. However, all 628,000 shares are subject to an option granted by Mr. McLean in May 1997 to John D. McCown, the Chairman and Chief Executive Officer of the Issuer, which expires in May 2007. The option exercise price is $0.95 per share.

                  (e)   Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Meyercord and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the option granted by Mr. McLean to Mr. McCown described above, to which the Estate succeeded by operation of law upon

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CUSIP No. 892782103


Mr. McLean's death, and a related Escrow Agreement dated July 23, 2004 pursuant to which Mr. Meyercord holds the stock certificates for the 628,000 optioned shares as security for the Estate's performance of the option.


Item 7.  Material to Be Filed as Exhibits

         Exhibit 99.1 Option Agreement dated May 21, 1997 by and between Malcom
P. McLean and John D. McCown (incorporated by reference from Amendment No. 1 to
Schedule 13D of the Reporting Person).

         Exhibit 99.2 Escrow Agreement dated July 23, 2004 between F. Duffield Meyercord and John D. McCown (incorporated by reference from Amendment No. 1 to
Schedule 13D of the Reporting Person).




            [The remainder of this page is intentionally left blank.]


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

CUSIP No. 892782103




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2005


                                        /s/ F. Duffield Meyercord
                                        ----------------------------------------
                                        F. Duffield Meyercord






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